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                               July 12, 2021

       Brian Emes
       Chief Financial Officer
       CM Life Sciences II Inc.
       c/o Corvex Management LP
       667 Madison Avenue
       New York, NY 10065

                                                        Re: CM Life Sciences II
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 25, 2021
                                                            File No. 333-256127

       Dear Mr. Emes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed June 25,
2021

       Risk Factors, page 47

   1. Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through
a merger rather than an underwritten offering. These risks could include the absence of
due diligence conducted by an underwriter that would be subject to liability for any
material misstatements or omissions in a registration statement.
       "Sponsor, certain members of the Board and officers of CMLS II ...", page 90

   2. We note your risk factor on page 90 that the sponsor, certain members of the Board, and officers of CMLS II
will benefit from the completion of a business combination. Please
 Brian Emes
FirstName  LastNameBrian
CM Life Sciences II Inc. Emes
Comapany
July       NameCM Life Sciences II Inc.
     12, 2021
July 12,
Page  2 2021 Page 2
FirstName LastName
         revise to highlight that these parties may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Further, please revise to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. "CMLS II and SomaLogic will incur significant transaction and transaction costs
....", page 95

3. We note that the aggregate transaction expenses as a result of the Business Combination are expected to be approximately $35 million. Please revise to include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the
         company   s officers and directors, if material.
"CMLS II may redeem unexpired public warrants prior to their exercise ...", page 101

4. We note that this risk factor addresses risks relating to the redemption of Class A common stock when it is trading at or above $18.00. Please revise to also include any risks relating to the redemption of Class A common stock when it is trading at or above $10.00 per share, as we note that your Class A common stock is currently trading above $10.00.
         Specifically, revise to clarify that recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.
Unaudited Pro Forma Condensed Combined Financial Information, page 108

5. The pro forma financial information assumes no cash elections will be made by
         SomaLogic stockholders. Please discuss all pro forma financial information that would be affected should such elections be made. In doing so, give effect to a reasonable range of possible results. Refer to Rule 11-02(a)(10) for guidance.
6. The notes to the financial statements of SomaLogic disclose SomaLogic issued on March
         30, 2021 a notice of prepayment to the holder of the convertible debt stating SomaLogic intends to prepay the full outstanding debt obligation in June 2021. Please disclose the status of this notice and reflect the status in the pro forma financial information as appropriate.
7. The pro forma information assumes SomaLogic's convertible debt is first converted into
         SomaLogic preferred stock prior to the business combination and then converted into
         CMLS II Class A common stock. The notes to the financial statements of SomaLogic included in the filing state this convertible debt may be converted into either SomaLogic common stock or preferred stock, with different conversion factors between the two. To the extent applicable after consideration of the preceding comment, please state the basis for assuming this debt is to be converted into preferred stock. If different conversion elections are permissible and applicable, give effect to a reasonable range of possible results of each of them, including how the number of shares associated with each was determined.
 Brian Emes
CM Life Sciences II Inc.
July 12, 2021
Page 3
Background of the Business Combination, page 146

8. We note your amended disclosure in response to comment 5. To the extent you entered into discussions or had term sheets with your potential acquisition targets, please revise to state as much and include information on how you determined to cease discussions with such parties. If you did not enter into discussions with any of the six other potential target companies, please revise to state as much.
9. We note your amended disclosure in response to comment 6. Please revise to disclose the information that Casdin Capital and Mr. Casdin received in connection with making a decision to invest in SomaLogic in the Series A preferred stock private funding round.
         Also, please revise to disclose the date(s) on which CM Life Sciences, Inc. ceased conversions with SomaLogic and entered into an exclusivity arrangement with the other business combination target.
10. We note your amended disclosure in response to comment 11. We note your disclosure on page 149 that Mr. Casdin received "board materials and drafts of the Merger
         Agreement and other documents related to the Business Combination." Please tell us what "other documents" Mr. Casdin received.
Opinion of Financial Advisor to CMLS II, page 153

11. We note that the Enterprise Value to Revenue estimates used in the Selected Companies
         Analysis on page 157 differs from the estimates in the Investor Presentation dated March
         29, 2021, filed as exhibit 99.2 to the Form 8-K filed on March 29, 2021. Please revise your disclosure to explain the reasons for such differences. Certain SomaLogic Projected Financial Information, page 158

12. We note your revised disclosure and response to comment 13. Please confirm whether the projections included in the prospectus are the same financial projections used by the board in making its decision to enter into the business combination and used by Houlian for its fairness opinion.
Material United States Federal Income Tax Considerations for Public Stockholders Exercising
Redemption Rights, page 164

13. In addition to the disclosure you have provided in this section regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the merger. In this regard, we note the Agreement and Plan of Merger provides that the
       merger is intended to constitute a    reorganization    within the
meaning of Section 368(a)
FirstName LastNameBrian Emes
       of the Internal Revenue Code. Please also include a tax opinion from counsel as
Comapany    NameCMPlease
       appropriate.    Life Sciences   II Inc.
                             refer to Item  4(a)(6) of Form S-4 and Section
III.A. of Staff Legal
July 12,Bulletin 19. 3
         2021 Page
FirstName LastName
 Brian Emes
FirstName  LastNameBrian
CM Life Sciences II Inc. Emes
Comapany
July       NameCM Life Sciences II Inc.
     12, 2021
July 12,
Page  4 2021 Page 4
FirstName LastName
Conflicts of Interest, page 194

14. Please disclose the approximate dollar value of Mr. Casdin's interest in the target based on the transaction value and recent trading prices, as compared to the price paid.
15. We note your statement that your "Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation." Please revise your Conflicts of Interest disclosure to address whether this provision impacted your search for an acquisition target.
       You may contact Suying Li at (202) 551-3335 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Joel Rubinstein